Exhibit 99.1

Sapiens to Participate in Upcoming Investor Conferences

Rochelle Park, NJ, May 21, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Roni Giladi, Chief Financial Officer, and Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Investor Relations, are scheduled to participate in the following investor conferences.

●	Jefferies Software Conference, May 29 – 30, 2024, to be held at The Resort at Pelican Hill in Newport Coast, California. Ms. Cohen-Ifrah will host a fireside chat on Thursday, May 30, from 1:00 to 1:25 PM Pacific Daylight Time (PDT) in “Balboa” and conduct one-on-one meetings on May 29 and 30.

●	William Blair 43rd Annual Growth Stock Conference, June 4 - 6, 2024, to be held at the Loews Chicago Hotel in Chicago, Illinois. On Wednesday, June 5, Mr. Giladi will host a formal presentation from 4:40 pm to 5:10 pm Central Daylight Time (CDT), followed by a breakout session from 5:10 pm to 5:40 PM CDT in “Sullivan B.”

For more information about these conferences or to schedule a one-on-one meeting with Sapiens, please contact your representative at the respective firm. The firms hosting the conferences reserve the right to adjust a company’s meeting schedule, including its presentation time. It is recommended that participants confirm all meeting and presentation times with the conference organizers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com